04044195

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for September 28, 2004	333-109272
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on September 28 2004.

CWABS, INC.

By: ______________________
Name: Celia Coulter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS Revolving Home Equity Loan Trust,
Series 2004-L
Revolving Home Equity Loan Notes, Series 2004-L

ABS New Transaction

Computational Materials

$1,015,229,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-L

Revolving Home Equity Loan Asset Backed Notes, Series 2004-L

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 23, 2004

$1,015,229,000 (Approximate)

Revolving Home Equity Loan Trust (2004-L)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-L

Class	Approximate Amount [1]	Note Rate	WAL (Years) Call/Mat [2]	Payment Window (Months) Call/Mat [2]	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$505,816,000	LIBOR + 28[3]	2.54 / 2.70	1-73 / 1-141	August 2029	AAA / Aaa
2-A	$509,413,000			*Not Offered Herein*		
Total	$1,015,229,000					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter: Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).

Sponsor and Master Servicer: Countrywide Home Loans, Inc. ("Countrywide").

Depositor: CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).

Custodian: Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).

Note Insurer: Ambac Assurance Corporation ("Ambac")

Indenture Trustee: JP Morgan Chase Bank.

Owner Trustee: Wilmington Trust Company.

Relevant Dates

Expected Closing Date: September 29, 2004.

Expected Settlement Date: September 29, 2004.

Cut-off Date: September 22, 2004.

Interest Period: Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.

Payment Date: The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.

Collection Period: With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans: The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,000,000,015 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 9, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.01% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.05% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-L (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,015,229,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.28%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2
Distributions of Interest:

Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal:

Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related Allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related Allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.65]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Allocated Transferor Inerest and the related Required Transferor Subordinated Amount. The "Allocated Transferor Interest" for any date of determination, will equal (a) the related Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the class of Notes related to that Loan Group (after giving effect to the distribution of all amounts actually distributed on that class of notes on that date). Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.35]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [2.70]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The Allocated Transferor Interest for each loan group will be less than zero on the Closing Date.

The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 1-A (To Call) (1)

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.08	5.12	3.12	2.54	2.09	1.74	1.62
MDUR (yr)	5.61	4.77	2.98	2.44	2.02	1.69	1.58
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Aug16	Apr15	Dec11	Nov10	Dec09	Feb09	Oct08

(1) Based on a 15% draw rate.

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.33	5.36	3.31	2.70	2.23	1.87	1.75
MDUR (yr)	5.79	4.95	3.14	2.58	2.15	1.81	1.70
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Nov24	Mar23	May18	Jul16	Jan15	Sep13	Mar13

Class 1-A (To Maturity) (1)

(1) Based on a 15% draw rate.

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

ABS New Transaction

Computational Materials

$1,015,229,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-L

Revolving Home Equity Loan Asset Backed Notes, Series 2004-L

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 24, 2004

$1,015,229,000 (Approximate)

Revolving Home Equity Loan Trust (2004-L)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-L

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$505,816,000			*Not Offered Herein*		
2-A	$509,413,000	LIBOR + 28(3)	2.54 / 2.70	1-73 / 1-141	August 2029	AAA / Aaa
Total	$1,015,229,000					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter: Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).

Sponsor and Master Servicer: Countrywide Home Loans, Inc. ("Countrywide").

Depositor: CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).

Custodian: Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).

Note Insurer: Ambac Assurance Corporation ("Ambac")

Indenture Trustee: JP Morgan Chase Bank.

Owner Trustee: Wilmington Trust Company.

Relevant Dates

Expected Closing Date: September 29, 2004.

Expected Settlement Date: September 29, 2004.

Cut-off Date: September 22, 2004.

Interest Period: Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.

Payment Date: The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.

Collection Period: With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans: The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,000,000,015 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 9, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.01% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.05% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-L (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,015,229,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.28%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2
Distributions of Interest:

Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal:

Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related Allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related Allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.65]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Allocated Transferor Inerest and the related Required Transferor Subordinated Amount. The "Allocated Transferor Interest" for any date of determination, will equal (a) the related Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the class of Notes related to that Loan Group (after giving effect to the distribution of all amounts actually distributed on that class of notes on that date). Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.35]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [2.70]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The Allocated Transferor Interest for each loan group will be less than zero on the Closing Date.

The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 2-A (To Call) [(1)]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.09	5.13	3.13	2.54	2.09	1.74	1.62
MDUR (yr)	5.61	4.77	2.98	2.44	2.02	1.70	1.58
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Aug16	Apr15	Dec11	Nov10	Dec09	Feb09	Oct08

(1) Based on a 15% draw rate.

Class 2-A (To Maturity) [(1)]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.33	5.36	3.32	2.70	2.24	1.88	1.75
MDUR (yr)	5.79	4.95	3.14	2.58	2.15	1.82	1.70
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Nov24	Mar23	May18	Jul16	Jan15	Sep13	Mar13

(1) Based on a 15% draw rate.

ABS New Transaction

Computational Materials

$1,015,229,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST,
Series 2004-L

Revolving Home Equity Loan Asset Backed
Notes, Series 2004-L

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 24, 2004

$1,015,229,000 (Approximate)

Revolving Home Equity Loan Trust (2004-L)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-L

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$505,816,000	LIBOR + 28(3)	2.54 / 2.70	1-73 / 1-141	August 2029	AAA / Aaa
2-A	$509,413,000			*Not Offered Herein*		
Total	$1,015,229,000					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter: Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).

Sponsor and Master Servicer: Countrywide Home Loans, Inc. ("Countrywide").

Depositor: CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).

Custodian: Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).

Note Insurer: Ambac Assurance Corporation ("Ambac")

Indenture Trustee: JP Morgan Chase Bank.

Owner Trustee: Wilmington Trust Company.

Relevant Dates

Expected Closing Date: September 29, 2004.

Expected Settlement Date: September 29, 2004.

Cut-off Date: September 22, 2004.

Interest Period: Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.

Payment Date: The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.

Collection Period: With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans: The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,000,000,015 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 9, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.01% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.05% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-L (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,015,229,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.28%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2 Distributions of Interest: Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related Allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related Allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.65]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Allocated Transferor Inerest and the related Required Transferor Subordinated Amount. The "Allocated Transferor Interest" for any date of determination, will equal (a) the related Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the class of Notes related to that Loan Group (after giving effect to the distribution of all amounts actually distributed on that class of notes on that date). Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.35]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [2.70]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The Allocated Transferor Interest for each loan group will be less than zero on the Closing Date.

   The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 1-A (To Call) (1)

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.08	5.12	3.12	2.54	2.09	1.74	1.62
MDUR (yr)	5.61	4.77	2.98	2.44	2.02	1.69	1.58
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Aug16	Apr15	Dec11	Nov10	Dec09	Feb09	Oct08

(1) **Based on a 15% draw rate.**

Class 1-A (To Maturity) (1)

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.33	5.36	3.31	2.70	2.23	1.87	1.75
MDUR (yr)	5.79	4.95	3.14	2.58	2.15	1.81	1.70
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Nov24	Mar23	May18	Jul16	Jan15	Sep13	Mar13

(1) **Based on a 15% draw rate.**

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
CWABS Revolving Home Equity Loan Trust, Series 2004-L
Group 1

$498,228,536

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Aggregate Principal Balance		$498,228,536	
Aggregate Credit Limit		$559,757,763	
WA Coupon (Gross)		6.942%	3.000% to 12.490%
WA Margin (Gross)		2.548%	-0.999% to 7.990%
WA Maximum Rate		18.026%	11.949% to 21.000%
Average Principal Balance		$33,171	$1,000 to $162,000
Average Credit Limit		$37,267	$7,500 to $162,000
WA Remaining Term To Scheduled Maturity (months)		298	106 to 352
WA Combined Loan-to-Value Ratio		88.88%	9.18% to 100.00%
Average Credit Utilization Rate		91.20%	1.30% to 100.00%
Origination Period			1/27/2003 to 9/9/2004
Secured by (% of pool)	1st Liens	0.00%	
	2nd Liens	100.00%	
WA Months to First Roll		1	
WA FICO		702	
WA Second Mortgage Ratio		25.54%	3.82% to 100.00%

Top 5 States		Top 5 Prop		Doc Types		Appr Types		Occ Codes		Delinq Status	
CA	20.86%	SFR	71.96%	ALT	30.19%	1004U	58.02%	OO	95.26%	Current	99.99%
FL	7.59%	PUD	16.19%	REDUCE	20.43%	PrpValUp	16.03%	INV	3.03%	30 - 59 D	0.01%
CO	4.28%	CND	9.59%	FULL	19.98%	1073C	7.37%	2H	1.71%		
NJ	4.21%	2-4U	1.33%	STREAM	17.46%	2055I	5.59%				
WA	4.06%	UNK	0.94%	SUPERS	11.93%	2055E	4.18%				

$498,228,536

Loan Programs

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
HELOC 10YDR/20YRP	$5,341,448	127	1.07	$42,059	5.299	351.47	715	100.0
HELOC 5YDR/5YRP	$390,058	18	0.08	$21,670	7.000	116.35	716	95.0
HELOC 5YDR/10YRP	$40,431	1	0.01	$40,431	7.000	172.00	750	100.0
HELOC 10YDR/15YRP	$492,273,076	14,869	98.80	$33,107	6.960	297.63	702	88.8
HELOC 15YDR/0YRP	$66,000	1	0.01	$66,000	8.750	178.00	650	95.0
HELOC 15YDR/10YRP	$117,524	4	0.02	$29,381	4.309	298.88	708	92.1
	$498,228,536	15,020	100.00	$33,171	6.942	298.04	702	88.9

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$2,713,619	464	0.54	$5,848	6.321	296.98	716	79.8
$10,000.01 - $20,000.00	$55,891,998	3,501	11.22	$15,965	7.028	297.57	701	87.3
$20,000.01 - $30,000.00	$109,958,573	4,290	22.07	$25,631	7.082	297.75	704	90.4
$30,000.01 - $40,000.00	$99,915,834	2,858	20.05	$34,960	7.032	298.12	705	90.8
$40,000.01 - $50,000.00	$80,565,454	1,776	16.17	$45,363	6.983	297.94	704	89.7
$50,000.01 - $60,000.00	$52,850,093	963	10.61	$54,881	7.057	297.91	703	91.6
$60,000.01 - $70,000.00	$30,689,673	475	6.16	$64,610	6.991	298.53	697	88.7
$70,000.01 - $80,000.00	$17,355,259	230	3.48	$75,458	6.549	299.32	684	82.3
$80,000.01 - $90,000.00	$11,768,087	138	2.36	$85,276	6.463	300.32	687	82.9
$90,000.01 - $100,000.00	$16,546,332	170	3.32	$97,331	6.576	299.04	697	81.0
$100,000.01 - $125,000.00	$7,572,912	68	1.52	$111,366	5.948	297.38	712	84.5
$125,000.01 - $150,000.00	$11,918,517	84	2.39	$141,887	5.914	297.39	707	80.7
$150,000.01 - $175,000.00	$482,188	3	0.10	$160,729	6.816	297.99	703	71.4
	$498,228,536	15,020	100.00	$33,171	6.942	298.04	702	88.9

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 3.000	$8,768,647	246	1.76	$35,645	3.000	298.82	702	92.9
3.001 - 3.500	$1,700,134	47	0.34	$36,173	3.250	299.14	705	93.7
3.501 - 4.000	$862,637	22	0.17	$39,211	3.929	298.37	659	79.0
4.001 - 4.500	$22,225,360	630	4.46	$35,278	4.481	298.88	740	70.7
4.501 - 5.000	$37,931,439	1,001	7.61	$37,894	4.903	299.78	714	74.1
5.001 - 5.500	$20,592,735	470	4.13	$43,814	5.375	301.42	710	80.6
5.501 - 6.000	$30,555,574	867	6.13	$35,243	5.769	299.85	666	74.6
6.001 - 6.500	$44,933,433	1,567	9.02	$28,675	6.347	297.98	724	87.0
6.501 - 7.000	$128,752,772	4,110	25.84	$31,327	6.920	297.41	727	94.3
7.001 - 7.500	$49,641,839	1,529	9.96	$32,467	7.399	297.42	671	90.3
7.501 - 8.000	$91,722,166	2,652	18.41	$34,586	7.980	297.57	701	98.0
8.001 - 8.500	$14,721,213	469	2.95	$31,389	8.286	297.76	705	95.5
8.501 - 9.000	$13,344,836	423	2.68	$31,548	8.827	297.20	674	94.5
9.001 - 9.500	$6,158,483	219	1.24	$28,121	9.224	297.69	677	97.1
9.501 - 10.000	$1,536,658	51	0.31	$30,131	9.903	298.12	668	93.2
10.001 - 10.500	$3,750,229	102	0.75	$36,767	10.307	299.68	615	80.4

$498,228,536

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$20,635,969	603	4.14	$34,222	10.688	295.95	609	79.8
11.001 - 11.500	$230,539	8	0.05	$28,817	11.308	297.97	637	84.8
12.001 - 12.500	$163,872	4	0.03	$40,968	12.187	296.29	598	73.1
	$498,228,536	15,020	100.00	$33,171	6.942	298.04	702	88.9

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
97 - 108	$2,100	1	0.00	$2,100	4.875	106.00	750	80.0
109 - 120	$387,956	17	0.08	$22,821	7.012	116.41	716	95.1
169 - 180	$106,431	2	0.02	$53,216	8.085	176.72	688	96.9
277 - 288	$974,362	29	0.20	$33,599	9.552	286.95	632	84.7
289 - 300	$491,416,237	14,844	98.63	$33,105	6.954	297.65	702	88.8
349 - 360	$5,341,448	127	1.07	$42,059	5.299	351.47	715	100.0
	$498,228,536	15,020	100.00	$33,171	6.942	298.04	702	88.9

Combined Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$10,694	1	0.00	$10,694	5.875	296.00	698	9.2
10.01 - 20.00	$439,335	11	0.09	$39,940	5.634	297.57	700	16.1
20.01 - 30.00	$1,044,340	28	0.21	$37,298	5.193	298.15	711	26.3
30.01 - 40.00	$3,006,430	87	0.60	$34,557	5.456	297.55	718	36.1
40.01 - 50.00	$6,044,239	171	1.21	$35,346	5.577	297.79	698	46.9
50.01 - 60.00	$11,580,794	335	2.32	$34,570	5.822	297.76	690	56.0
60.01 - 70.00	$35,194,259	950	7.06	$37,047	5.660	297.57	689	67.0
70.01 - 80.00	$55,708,306	1,562	11.18	$35,665	5.975	297.61	684	77.5
80.01 - 90.00	$131,353,854	4,528	26.36	$29,009	7.287	297.57	685	88.6
90.01 - 100.00	$253,846,286	7,347	50.95	$34,551	7.264	298.47	717	98.1
	$498,228,536	15,020	100.00	$33,171	6.942	298.04	702	88.9

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$1,429,248	37	0.29	$38,628	7.104	297.89	715	91.6
AL	$6,970,421	269	1.40	$25,912	7.209	299.10	714	96.9
AZ	$18,557,383	605	3.72	$30,673	6.978	297.91	703	91.6
CA	$103,947,903	2,540	20.86	$40,924	6.951	297.71	690	82.8
CO	$21,340,224	605	4.28	$35,273	6.828	297.57	715	93.5
CT	$5,672,693	170	1.14	$33,369	6.549	299.25	701	86.6
DC	$1,084,533	22	0.22	$49,297	7.005	298.40	696	86.4
DE	$1,541,039	52	0.31	$29,635	7.369	298.54	693	91.4
FL	$37,838,602	1,283	7.59	$29,492	6.939	297.77	710	90.8

$498,228,536

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
GA	$15,443,078	472	3.10	$32,718	7.013	297.87	704	94.7
HI	$2,621,782	71	0.53	$36,927	6.732	297.80	703	80.4
IA	$1,795,633	70	0.36	$25,652	6.926	297.44	717	94.5
ID	$3,880,015	160	0.78	$24,250	7.145	297.51	711	93.4
IL	$19,244,736	609	3.86	$31,601	6.892	298.36	709	90.5
IN	$6,837,774	264	1.37	$25,901	7.327	297.79	696	94.1
KS	$4,365,394	161	0.88	$27,114	7.022	297.90	716	94.9
KY	$4,403,133	168	0.88	$26,209	7.188	297.34	705	92.5
LA	$4,113,517	142	0.83	$28,968	6.786	297.46	706	88.5
MA	$10,825,802	273	2.17	$39,655	6.413	298.64	703	83.8
MD	$11,412,794	312	2.29	$36,579	7.223	297.48	686	86.6
ME	$1,508,197	42	0.30	$35,909	6.578	297.60	689	86.0
MI	$13,900,015	442	2.79	$31,448	6.701	306.81	706	93.6
MN	$8,129,745	246	1.63	$33,048	6.735	297.77	711	89.8
MO	$6,177,665	230	1.24	$26,859	6.806	297.77	711	91.9
MS	$1,814,330	74	0.36	$24,518	7.365	299.43	706	96.2
MT	$1,724,439	56	0.35	$30,794	6.557	298.64	719	85.1
NC	$10,342,405	359	2.08	$28,809	7.088	298.49	708	95.3
ND	$474,767	18	0.10	$26,376	7.416	297.61	707	90.6
NE	$772,182	27	0.15	$28,599	6.579	298.07	731	88.6
NH	$3,529,255	98	0.71	$36,013	7.379	297.72	691	89.4
NJ	$20,961,739	580	4.21	$36,141	6.672	297.84	696	83.8
NM	$2,232,740	71	0.45	$31,447	7.109	297.56	685	89.9
NV	$19,898,907	503	3.99	$39,560	7.136	297.87	701	87.5
NY	$19,081,490	524	3.83	$36,415	6.439	298.14	706	81.6
OH	$13,948,060	515	2.80	$27,084	7.191	297.49	706	93.4
OK	$1,996,524	86	0.40	$23,215	7.288	298.16	695	93.5
OR	$8,529,348	265	1.71	$32,186	6.968	297.72	704	92.6
PA	$15,097,222	531	3.03	$28,432	6.921	298.30	702	89.9
RI	$2,380,098	64	0.48	$37,189	6.923	297.30	687	87.0
SC	$4,463,893	166	0.90	$26,891	7.252	297.54	701	93.1
SD	$497,632	19	0.10	$26,191	6.703	300.38	697	92.4
TN	$5,797,874	220	1.16	$26,354	7.172	297.71	714	94.2
TX	$2,288,405	81	0.46	$28,252	7.360	297.68	722	96.0
UT	$5,750,651	185	1.15	$31,085	7.230	298.82	701	93.1
VA	$14,137,260	410	2.84	$34,481	7.028	298.85	705	91.1
VT	$240,790	12	0.05	$20,066	6.467	307.61	717	87.5
WA	$20,212,049	563	4.06	$35,901	7.002	297.86	712	92.5
WI	$6,831,067	256	1.37	$26,684	7.112	298.21	705	92.6
WV	$1,340,355	61	0.27	$21,973	7.216	245.58	711	93.5
WY	$843,733	31	0.17	$27,217	7.460	296.88	695	92.7
	$498,228,536	15,020	100.00	$33,171	6.942	298.04	702	88.9

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
821 - 840	$895,470	30	0.18	$29,849	6.021	296.35	830	90.2

$498,228,536

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$6,855,783	216	1.38	$31,740	6.415	297.81	808	88.9
781 - 800	$22,041,197	681	4.42	$32,366	6.378	297.85	789	88.4
761 - 780	$37,577,291	1,200	7.54	$31,314	6.526	298.06	770	90.4
741 - 760	$53,300,935	1,668	10.70	$31,955	6.562	298.17	750	90.9
721 - 740	$63,766,807	1,936	12.80	$32,937	6.639	298.08	730	91.6
701 - 720	$73,228,847	2,207	14.70	$33,180	6.679	298.45	710	91.7
681 - 700	$66,595,939	1,928	13.37	$34,541	6.928	298.40	690	90.3
661 - 680	$66,027,656	1,948	13.25	$33,895	7.036	298.17	670	89.1
641 - 660	$50,262,831	1,494	10.09	$33,643	7.164	297.74	651	85.2
621 - 640	$36,326,631	1,117	7.29	$32,522	7.284	297.29	631	81.6
601 - 620	$11,671,634	321	2.34	$36,360	9.481	296.89	612	80.5
581 - 600	$7,507,797	206	1.51	$36,446	10.403	297.12	590	79.2
561 - 580	$980,166	33	0.20	$29,702	9.868	296.90	574	76.6
<= 560	$1,189,555	35	0.24	$33,987	10.344	296.54	538	77.1
	$498,228,536	**15,020**	**100.00**	**$33,171**	**6.942**	**298.04**	**702**	**88.9**

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$358,502,849	10,992	71.96	$32,615	6.955	298.11	698	88.1
PUD	$80,646,590	2,255	16.19	$35,763	6.974	297.66	708	91.1
CND	$47,756,524	1,450	9.59	$32,936	6.810	298.15	720	91.7
2-4U	$6,614,601	175	1.33	$37,798	6.873	297.73	704	84.1
UNK	$4,707,974	148	0.94	$31,811	6.827	298.52	718	87.2
	$498,228,538	**15,020**	**100.00**	**$33,171**	**6.942**	**298.04**	**702**	**88.9**

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.000	$23,128,905	653	4.64	$35,416	4.468	300.24	742	71.2
0.001 - 0.250	$7,678,660	194	1.54	$39,581	4.723	297.98	689	65.1
0.251 - 0.500	$29,057,350	783	5.83	$37,110	4.937	297.96	720	75.3
0.501 - 0.750	$6,855,508	146	1.38	$46,956	5.150	305.68	707	77.0
0.751 - 1.000	$14,141,512	331	2.84	$42,724	5.373	299.30	713	82.4
1.001 - 1.250	$22,923,132	631	4.60	$36,328	5.681	299.74	654	72.0
1.251 - 1.500	$9,163,084	277	1.84	$33,080	5.594	300.36	708	84.4
1.501 - 1.750	$12,220,100	314	2.45	$38,918	6.081	299.71	697	81.5
1.751 - 2.000	$34,414,702	1,297	6.91	$26,534	6.303	298.07	732	89.4
2.001 - 2.250	$28,698,435	918	5.76	$31,262	6.655	297.81	703	88.4
2.251 - 2.500	$101,144,093	3,217	20.30	$31,441	6.941	297.34	735	96.1
2.501 - 2.750	$16,748,967	467	3.36	$35,865	7.096	297.94	702	91.2
2.751 - 3.000	$34,639,516	1,109	6.95	$31,235	7.354	297.26	658	90.1
3.001 - 3.250	$6,703,176	216	1.35	$31,033	6.967	297.69	687	94.3
3.251 - 3.500	$86,969,153	2,493	17.46	$34,885	7.957	297.59	701	98.3
3.501 - 3.750	$9,435,335	327	1.89	$28,854	7.998	297.75	704	95.3

$498,228,536

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.751 - 4.000	$5,780,892	160	1.16	$36,131	8.306	297.88	703	95.5
4.001 - 4.250	$7,848,499	270	1.58	$29,069	8.387	296.88	673	93.4
4.251 - 4.500	$6,604,797	187	1.33	$35,320	8.384	297.84	673	96.1
4.501 - 4.750	$4,751,886	159	0.95	$29,886	8.970	297.73	680	97.4
4.751 - 5.000	$1,734,738	71	0.35	$24,433	8.744	297.80	662	96.3
5.001 - 5.250	$433,998	17	0.09	$25,529	8.661	298.22	699	96.1
5.251 - 5.500	$1,281,823	40	0.26	$32,046	8.348	298.07	659	95.0
5.501 - 5.750	$547,598	10	0.11	$54,760	10.152	298.34	638	84.1
5.751 - 6.000	$159,777	5	0.03	$31,955	10.492	298.13	597	81.9
6.001 - 6.250	$17,995,307	528	3.61	$34,082	10.335	296.75	617	80.5
6.251 - 6.500	$6,744,782	187	1.35	$36,068	10.599	296.25	589	77.2
6.501 - 6.750	$177,139	7	0.04	$25,306	11.250	297.65	635	83.2
6.751 - 7.000	$53,400	1	0.01	$53,400	11.500	299.00	642	90.0
7.501 - 7.750	$145,322	4	0.03	$36,330	10.477	298.49	592	68.1
7.751 - 8.000	$48,950	1	0.01	$48,950	12.490	298.00	625	75.3
2.548	$498,228,536	15,020	100.00	$33,171	6.942	298.04	702	88.9

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$273,306	107	0.05	$2,554	5.768	295.42	728	77.5
10.01 - 20.00	$1,305,006	163	0.26	$8,006	5.778	296.95	724	73.9
20.01 - 30.00	$2,295,528	169	0.46	$13,583	5.835	298.08	717	73.5
30.01 - 40.00	$4,641,667	234	0.93	$19,836	5.813	298.16	713	74.8
40.01 - 50.00	$6,808,397	323	1.37	$21,079	6.037	297.78	708	75.7
50.01 - 60.00	$9,238,448	360	1.85	$25,662	6.089	298.85	705	77.6
60.01 - 70.00	$12,335,626	443	2.48	$27,846	6.157	298.43	703	79.0
70.01 - 80.00	$16,850,061	543	3.38	$31,031	6.187	298.13	699	80.1
80.01 - 90.00	$22,626,911	631	4.54	$35,859	6.408	298.43	700	83.5
90.01 - 100.00	$421,853,587	12,047	84.67	$35,017	7.080	298.00	702	90.6
	$498,228,536	15,020	100.00	$33,171	6.942	298.04	702	88.9

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.949	$123,993	1	0.02	$123,993	4.250	297.00	744	100.0
15.000	$26,194	1	0.01	$26,194	6.250	352.00	703	100.0
16.000	$10,567,703	364	2.12	$29,032	7.091	298.48	708	94.9
17.000	$39,952,064	1,359	8.02	$29,398	6.969	297.65	711	91.1
18.000	$422,609,542	12,575	84.82	$33,607	6.733	298.15	707	89.1
21.000	$24,949,040	720	5.01	$34,651	10.399	296.62	609	79.6
18.026	$498,228,536	15,020	100.00	$33,171	6.942	298.04	702	88.9

Computational Material for

CWABS Revolving Home Equity Loan Trust, Series 2004-L
Group 1

$498,228,536

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$399,930	57	0.08	$7,016	6.432	297.49	707	85.5
$10,000.01 - $20,000.00	$44,742,508	2,918	8.98	$15,333	7.204	297.54	700	89.0
$20,000.01 - $30,000.00	$104,466,710	4,314	20.97	$24,216	7.154	297.71	703	91.3
$30,000.01 - $40,000.00	$96,070,674	2,939	19.28	$32,688	7.064	298.00	707	91.4
$40,000.01 - $50,000.00	$84,695,688	2,066	17.00	$40,995	6.970	297.97	704	89.1
$50,000.01 - $60,000.00	$53,896,153	1,065	10.82	$50,607	7.075	297.80	702	91.6
$60,000.01 - $70,000.00	$31,882,565	562	6.40	$56,731	7.034	298.45	697	89.4
$70,000.01 - $80,000.00	$19,230,084	320	3.86	$60,094	6.382	299.57	687	81.0
$80,000.01 - $90,000.00	$14,024,854	200	2.81	$70,124	6.480	299.08	690	83.0
$90,000.01 - $100,000.00	$24,780,625	351	4.97	$70,600	6.312	299.42	698	78.4
$100,000.01 - $125,000.00	$8,462,462	95	1.70	$89,079	6.032	297.41	714	84.3
$125,000.01 - $150,000.00	$14,555,630	125	2.92	$116,445	5.835	297.70	708	80.0
$150,000.01 - $175,000.00	$1,020,653	8	0.20	$127,582	5.845	297.84	718	73.4
	$498,228,536	15,020	100.00	$33,171	6.942	298.04	702	88.9

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Second	$498,228,536	15,020	100.00	$33,171	6.942	298.04	702	88.9
	$498,228,536	15,020	100.00	$33,171	6.942	298.04	702	88.9

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$498,188,105	15,019	99.99	$33,171	6.942	298.05	702	88.9
30 - 59 Days	$40,431	1	0.01	$40,431	7.000	172.00	750	100.0
	$498,228,536	15,020	100.00	$33,171	6.942	298.04	702	88.9

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2003	$11,828,090	314	2.37	$37,669	7.303	299.85	685	90.2
2004	$486,400,446	14,706	97.63	$33,075	6.933	298.00	703	88.8
	$498,228,536	15,020	100.00	$33,171	6.942	298.04	702	88.9

ABS New Transaction

Computational Materials

$1,015,229,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-L

Revolving Home Equity Loan Asset Backed Notes, Series 2004-L

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 24, 2004

$1,015,229,000 (Approximate)

Revolving Home Equity Loan Trust (2004-L)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-L

Class	Approximate Amount [(1)]	Note Rate	WAL (Years) Call/Mat [(2)]	Payment Window (Months) Call/Mat [(2)]	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$505,816,000			*Not Offered Herein*		
2-A	$509,413,000	LIBOR + 28[(3)]	2.54 / 2.70	1-73 / 1-141	August 2029	AAA / Aaa
Total	**$1,015,229,000**					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter: Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).

Sponsor and Master Servicer: Countrywide Home Loans, Inc. ("Countrywide").

Depositor: CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).

Custodian: Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).

Note Insurer: Ambac Assurance Corporation ("Ambac")

Indenture Trustee: JP Morgan Chase Bank.

Owner Trustee: Wilmington Trust Company.

Relevant Dates

Expected Closing Date: September 29, 2004.

Expected Settlement Date: September 29, 2004.

Cut-off Date: September 22, 2004.

Interest Period: Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.

Payment Date: The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.

Collection Period: With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans: The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $1,000,000,015 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 9, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.01% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.05% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-L (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,015,229,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.28%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2 Distributions of Interest: Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related Allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related Allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.65]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Allocated Transferor Inerest and the related Required Transferor Subordinated Amount. The "Allocated Transferor Interest" for any date of determination, will equal (a) the related Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the class of Notes related to that Loan Group (after giving effect to the distribution of all amounts actually distributed on that class of notes on that date). Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.35]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [2.70]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The Allocated Transferor Interest for each loan group will be less than zero on the Closing Date.

   The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 2-A (To Call) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.09	5.13	3.13	2.54	2.09	1.74	1.62
MDUR (yr)	5.61	4.77	2.98	2.44	2.02	1.70	1.58
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Aug16	Apr15	Dec11	Nov10	Dec09	Feb09	Oct08

(1) Based on a 15% draw rate.

Class 2-A (To Maturity) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.33	5.36	3.32	2.70	2.24	1.88	1.75
MDUR (yr)	5.79	4.95	3.14	2.58	2.15	1.82	1.70
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Nov24	Mar23	May18	Jul16	Jan15	Sep13	Mar13

(1) Based on a 15% draw rate.

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
CWABS Revolving Home Equity Loan Trust, Series 2004-L
Group 2

$501,771,479

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Aggregate Principal Balance		$501,771,479	
Aggregate Credit Limit		$589,493,041	
WA Coupon (Gross)		6.493%	3.000% to 11.750%
WA Margin (Gross)		2.064%	-0.990% to 7.250%
WA Maximum Rate		17.991%	11.949% to 21.000%
Average Principal Balance		$86,752	$1,000 to $1,679,000
Average Credit Limit		$101,918	$7,500 to $1,780,000
WA Remaining Term To Scheduled Maturity (months)		298	118 to 352
WA Combined Loan-to-Value Ratio		87.08%	14.07% to 100.00%
Average Credit Utilization Rate		89.24%	0.10% to 100.00%
Origination Period			5/30/2003 to 9/9/2004
Secured by (% of pool)	1st Liens	0.00%	
	2nd Liens	100.00%	
WA Months to First Roll		1	
WA FICO		712	
WA Second Mortgage Ratio		28.42%	1.59% to 100.00%

Top 5 States		Top 5 Prop		Doc Types		Appr Types		Occ Codes		Delinq Status	
CA	56.67%	SFR	67.23%	REDUCE	42.13%	1004U	77.25%	OO	93.61%	Current	100.00
FL	4.72%	PUD	20.57%	FULL	19.52%	1073C	6.79%	INV	3.72%		
NY	4.71%	CND	7.43%	ALT	18.52%	PrpValUp	3.99%	2H	2.67%		
NJ	4.37%	2-4U	3.94%	STREAM	10.64%	2055I	3.99%				
CO	3.04%	UNK	0.82%	SUPERS	9.18%	1025	3.00%				

$501,771,479

Loan Programs

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
HELOC 10YDR/20YRP	$2,467,337	39	0.49	$63,265	4.727	350.98	731	99.2
HELOC 5YDR/5YRP	$69,392	1	0.01	$69,392	6.750	118.00	626	87.8
HELOC 10YDR/15YRP	$498,318,951	5,734	99.31	$86,906	6.504	297.75	712	87.0
HELOC 15YDR/0YRP	$250,865	3	0.05	$83,622	6.500	178.36	672	83.3
HELOC 15YDR/10YRP	$664,934	7	0.13	$94,991	4.612	298.74	746	77.8
	$501,771,479	5,784	100.00	$86,752	6.493	297.93	712	87.1

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$472,568	83	0.09	$5,694	6.052	298.00	722	81.1
$10,000.01 - $20,000.00	$4,768,626	296	0.95	$16,110	6.537	298.13	709	82.3
$20,000.01 - $30,000.00	$10,253,488	400	2.04	$25,634	6.609	298.53	701	86.4
$30,000.01 - $40,000.00	$17,593,235	486	3.51	$36,200	6.544	298.47	705	86.3
$40,000.01 - $50,000.00	$26,248,260	574	5.23	$45,729	6.624	298.17	706	85.9
$50,000.01 - $60,000.00	$32,619,731	584	6.50	$55,856	6.822	298.00	714	89.9
$60,000.01 - $70,000.00	$41,523,052	632	8.28	$65,701	6.983	297.42	714	90.7
$70,000.01 - $80,000.00	$45,180,118	603	9.00	$74,926	6.943	297.94	714	92.4
$80,000.01 - $90,000.00	$33,150,522	389	6.61	$85,220	7.079	297.57	711	92.9
$90,000.01 - $100,000.00	$47,498,160	491	9.47	$96,738	6.858	298.28	705	89.7
$100,000.01 - $125,000.00	$39,048,716	348	7.78	$112,209	6.662	297.92	710	89.8
$125,000.01 - $150,000.00	$49,817,861	354	9.93	$140,728	6.455	297.64	702	85.2
$150,000.01 - $175,000.00	$16,669,705	102	3.32	$163,428	6.256	297.76	714	88.0
$175,000.01 - $200,000.00	$21,398,740	112	4.26	$191,060	6.167	298.14	712	82.5
$200,000.01 - $225,000.00	$11,912,966	56	2.37	$212,732	5.924	297.50	712	86.5
$225,000.01 - $250,000.00	$16,726,337	70	3.33	$238,948	5.993	299.22	722	83.1
$250,000.01 - $275,000.00	$11,337,827	43	2.26	$263,670	5.853	297.61	711	80.2
$275,000.01 - $300,000.00	$10,210,141	35	2.03	$291,718	5.445	297.37	711	79.3
$300,000.01 - $325,000.00	$4,674,639	15	0.93	$311,643	6.174	298.06	715	87.1
$325,000.01 - $350,000.00	$4,690,390	14	0.93	$335,028	5.397	298.00	743	81.3
$350,000.01 - $375,000.00	$4,388,067	12	0.87	$365,672	6.028	298.09	720	88.4
$375,000.01 - $400,000.00	$3,552,633	9	0.71	$394,737	5.822	297.78	738	84.1
$400,000.01 - $425,000.00	$2,085,675	5	0.42	$417,135	4.925	298.60	745	87.5
$425,000.01 - $450,000.00	$3,932,727	9	0.78	$436,970	5.751	297.67	738	85.4
$450,000.01 - $475,000.00	$2,743,882	6	0.55	$457,314	5.711	297.67	686	76.2
$475,000.01 - $500,000.00	$7,979,123	16	1.59	$498,695	5.706	297.81	722	72.7
$500,000.01 - $525,000.00	$2,593,878	5	0.52	$518,776	5.766	297.40	729	85.8
$525,000.01 - $550,000.00	$1,080,007	2	0.22	$540,003	5.509	298.00	765	67.0
$550,000.01 - $575,000.00	$2,273,000	4	0.45	$568,250	5.558	297.50	716	82.8
$575,000.01 - $600,000.00	$588,000	1	0.12	$588,000	4.250	299.00	765	61.4
$600,000.01 - $625,000.00	$1,211,500	2	0.24	$605,750	8.499	298.50	731	92.6
$625,000.01 - $650,000.00	$2,553,250	4	0.51	$638,313	5.097	298.75	714	74.6
$650,000.01 - $675,000.00	$670,000	1	0.13	$670,000	7.000	299.00	734	80.0
$675,000.01 - $700,000.00	$2,079,338	3	0.41	$693,112	6.039	298.66	734	85.7
$725,000.01 - $750,000.00	$1,470,000	2	0.29	$735,000	7.009	299.00	724	81.2
$750,000.01 - $775,000.00	$765,179	1	0.15	$765,179	6.500	299.00	652	70.0
$850,000.01 - $875,000.00	$1,713,922	2	0.34	$856,961	4.500	297.01	747	82.9

$501,771,479

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$875,000.01 - $900,000.00	$879,690	1	0.18	$879,690	4.500	299.00	701	80.0
$925,000.01 - $950,000.00	$950,000	1	0.19	$950,000	5.875	299.00	674	81.3
$950,000.01 - $975,000.00	$1,918,300	2	0.38	$959,150	6.070	298.00	725	75.0
$975,000.01 - $1,000,000.00	$2,999,985	3	0.60	$999,995	6.417	297.67	700	78.1
> $1,000,000.00	$7,548,223	6	1.50	$1,258,037	4.542	296.87	723	79.7
	$501,771,479	5,784	100.00	$86,752	6.493	297.93	712	87.1

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 3.000	$8,487,105	112	1.69	$75,778	3.000	297.83	713	87.5
3.001 - 3.500	$1,230,378	14	0.25	$87,884	3.250	298.90	701	84.9
3.501 - 4.000	$4,616,801	15	0.92	$307,787	3.902	297.05	744	74.0
4.001 - 4.500	$43,560,708	374	8.68	$116,472	4.465	298.79	731	79.8
4.501 - 5.000	$51,816,704	519	10.33	$99,840	4.907	298.60	718	75.9
5.001 - 5.500	$46,948,433	437	9.36	$107,433	5.348	298.28	719	79.7
5.501 - 6.000	$36,208,549	326	7.22	$111,069	5.793	297.47	688	79.1
6.001 - 6.500	$42,129,173	589	8.40	$71,527	6.352	297.71	715	85.6
6.501 - 7.000	$94,058,906	1,234	18.75	$76,223	6.874	297.74	727	92.3
7.001 - 7.500	$62,399,935	772	12.44	$80,829	7.324	297.65	694	91.0
7.501 - 8.000	$63,954,485	800	12.75	$79,943	7.970	297.74	713	97.6
8.001 - 8.500	$19,306,527	205	3.85	$94,178	8.298	297.69	712	95.2
8.501 - 9.000	$12,128,692	148	2.42	$81,951	8.832	298.02	689	94.8
9.001 - 9.500	$3,683,500	50	0.73	$73,670	9.305	297.92	685	97.1
9.501 - 10.000	$1,113,029	20	0.22	$55,651	9.778	297.91	678	92.5
10.001 - 10.500	$2,156,230	31	0.43	$69,556	10.266	299.28	630	82.8
10.501 - 11.000	$7,884,325	136	1.57	$57,973	10.694	296.52	611	84.0
11.001 - 11.500	$47,000	1	0.01	$47,000	11.250	300.00	569	83.8
11.501 - 12.000	$41,000	1	0.01	$41,000	11.750	300.00	620	89.8
	$501,771,479	5,784	100.00	$86,752	6.493	297.93	712	87.1

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
109 - 120	$69,392	1	0.01	$69,392	6.750	118.00	626	87.8
169 - 180	$250,865	3	0.05	$83,622	5.500	178.36	672	83.3
277 - 288	$379,935	9	0.08	$42,215	9.579	287.41	622	88.9
289 - 300	$498,603,950	5,732	99.37	$86,986	6.500	297.76	712	87.0
349 - 360	$2,467,337	39	0.49	$63,265	4.727	350.98	731	99.2
	$501,771,479	5,784	100.00	$86,752	6.493	297.93	712	87.1

$501,771,479

Combined Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.01 - 20.00	$330,913	3	0.07	$110,304	5.111	297.15	678	14.8
20.01 - 30.00	$238,750	5	0.05	$47,750	4.746	298.69	687	25.5
30.01 - 40.00	$2,091,400	19	0.42	$110,074	5.007	298.18	721	35.9
40.01 - 50.00	$5,336,631	50	1.06	$106,733	5.284	297.66	716	45.8
50.01 - 60.00	$12,608,364	118	2.51	$106,834	5.119	297.63	720	55.9
60.01 - 70.00	$39,291,101	379	7.83	$103,670	5.117	297.83	709	66.7
70.01 - 80.00	$83,972,485	795	16.74	$105,626	5.542	297.83	703	77.9
80.01 - 90.00	$163,949,957	2,083	32.67	$78,709	6.668	297.69	704	88.5
90.01 - 100.00	$193,953,878	2,332	38.65	$83,171	7.178	298.23	722	97.9
	$501,771,479	5,784	100.00	$86,752	6.493	297.93	712	87.1

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$310,221	9	0.06	$34,469	6.951	297.78	719	92.6
AL	$1,105,712	24	0.22	$46,071	7.325	297.29	706	93.2
AZ	$6,345,726	89	1.26	$71,300	6.588	298.01	717	91.2
CA	$284,357,229	2,932	56.67	$96,984	6.484	297.81	711	86.4
CO	$15,266,641	151	3.04	$101,104	6.256	297.34	729	88.8
CT	$6,978,464	68	1.39	$102,624	6.178	298.02	708	81.6
DC	$1,613,021	17	0.32	$94,884	6.638	297.61	708	90.8
DE	$570,465	12	0.11	$47,539	5.972	304.46	699	81.3
FL	$23,667,264	288	4.72	$82,178	6.581	298.07	718	88.1
GA	$4,908,599	60	0.98	$81,810	6.643	297.81	717	94.6
HI	$6,653,852	82	1.33	$81,145	6.409	298.04	730	81.7
IA	$300,319	9	0.06	$33,369	7.396	297.77	723	96.3
ID	$698,664	10	0.14	$69,866	6.384	297.82	679	86.5
IL	$9,937,692	144	1.98	$69,012	6.386	298.08	716	88.0
IN	$1,478,182	28	0.29	$52,792	6.432	297.83	731	89.0
KS	$731,444	16	0.15	$45,715	7.490	297.81	697	96.7
KY	$1,516,013	10	0.30	$151,601	6.302	298.83	733	90.6
LA	$558,460	12	0.11	$46,538	7.253	297.57	702	93.8
MA	$12,835,498	162	2.56	$79,231	6.360	298.67	710	85.2
MD	$8,621,027	112	1.72	$76,973	6.470	299.36	705	88.8
ME	$355,472	6	0.07	$59,245	4.092	298.73	730	90.3
MI	$3,083,551	56	0.61	$55,063	6.424	310.46	706	93.4
MN	$3,367,138	45	0.67	$74,826	6.388	297.89	704	85.4
MO	$1,660,199	28	0.33	$59,293	6.329	297.35	694	85.8
MS	$158,153	3	0.03	$52,718	5.879	298.89	685	96.1
MT	$249,318	6	0.05	$41,553	7.564	297.98	735	96.1
NC	$2,902,388	43	0.58	$67,497	6.518	297.71	703	88.3
ND	$23,997	1	0.00	$23,997	7.760	298.00	714	100.0
NH	$978,836	17	0.20	$57,579	6.418	297.93	704	87.5
NJ	$21,913,091	290	4.37	$75,562	6.461	297.54	704	85.3
NM	$540,437	10	0.11	$54,044	6.869	298.32	748	88.6
NV	$14,598,015	188	2.91	$77,638	6.708	297.92	709	88.6
NY	$23,612,337	266	4.71	$88,768	6.282	297.58	712	84.7

$501,771,479

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OH	$2,129,295	49	0.42	$43,455	7.107	297.83	714	94.9
OK	$456,099	13	0.09	$35,085	7.646	297.90	696	95.7
OR	$2,608,361	40	0.52	$65,209	7.080	297.73	711	91.2
PA	$2,715,908	45	0.54	$60,354	7.044	299.91	705	90.4
RI	$217,447	4	0.04	$54,362	6.589	296.57	705	86.7
SC	$1,390,218	20	0.28	$69,511	7.141	297.89	705	91.5
SD	$15,000	1	0.00	$15,000	6.750	293.00	746	93.3
TN	$1,064,819	20	0.21	$53,241	6.663	298.03	713	88.9
TX	$1,427,852	21	0.28	$67,993	6.926	298.07	744	92.4
UT	$2,341,254	37	0.47	$63,277	6.534	297.79	721	90.7
VA	$9,725,575	130	1.94	$74,812	6.544	298.17	711	90.5
VT	$36,509	1	0.01	$36,509	6.375	297.00	715	90.0
WA	$13,428,120	172	2.68	$78,070	6.716	297.96	704	91.0
WI	$1,568,282	27	0.31	$58,085	6.542	297.93	723	90.0
WV	$388,960	7	0.08	$55,566	7.176	266.14	699	96.4
WY	$362,358	3	0.07	$120,786	5.756	294.25	739	85.6
	$501,771,479	5,784	100.00	$86,752	6.493	297.93	712	87.1

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
841 - 850	$80,561	1	0.02	$80,561	7.000	299.00	842	95.0
821 - 840	$710,796	9	0.14	$78,977	5.904	298.67	826	87.8
801 - 820	$4,600,624	64	0.92	$71,885	6.249	298.25	807	86.1
781 - 800	$25,529,672	275	5.09	$92,835	5.988	298.23	789	86.1
761 - 780	$50,751,339	550	10.11	$92,275	6.239	297.85	770	86.2
741 - 760	$62,744,493	745	12.50	$84,221	6.246	298.03	750	88.1
721 - 740	$79,526,400	869	15.85	$91,515	6.377	298.23	731	86.5
701 - 720	$84,698,693	952	16.88	$88,969	6.409	298.20	710	86.1
681 - 700	$61,480,531	709	12.25	$86,714	6.583	297.72	690	87.7
661 - 680	$58,075,911	628	11.57	$92,478	6.566	297.82	671	88.0
641 - 660	$34,940,550	470	6.96	$74,342	6.743	297.58	651	84.5
621 - 640	$27,575,041	348	5.50	$79,239	6.857	297.17	631	82.4
601 - 620	$6,857,398	97	1.37	$70,695	8.941	297.12	612	84.1
581 - 600	$3,247,041	53	0.65	$61,265	9.697	298.02	592	82.1
561 - 580	$766,429	12	0.15	$63,869	9.809	297.67	571	78.0
<= 560	$186,000	2	0.04	$93,000	10.759	294.45	540	85.8
	$501,771,479	5,784	100.00	$86,752	6.493	297.93	712	87.1

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$337,343,589	3,938	67.23	$85,664	6.463	297.95	710	86.5
PUD	$103,220,589	1,091	20.57	$94,611	6.460	297.86	713	86.8
CND	$37,281,395	491	7.43	$75,930	6.556	298.04	726	91.9

$501,771,479

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2-4U	$19,791,692	218	3.94	$90,788	6.998	297.84	708	89.5
UNK	$4,134,213	46	0.82	$89,874	6.713	298.29	722	85.3
	$501,771,479	5,784	100.00	$86,752	6.493	297.93	712	87.1

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.000	$48,792,663	393	9.72	$124,154	4.402	299.17	734	79.2
0.001 - 0.250	$9,382,180	104	1.87	$90,213	4.698	298.17	697	68.9
0.251 - 0.500	$42,885,007	413	8.55	$103,838	4.908	298.02	723	76.9
0.501 - 0.750	$19,317,676	173	3.85	$111,663	5.091	298.30	716	77.8
0.751 - 1.000	$29,227,326	289	5.82	$101,133	5.385	298.22	720	81.4
1.001 - 1.250	$23,843,105	223	4.75	$106,920	5.632	297.38	678	77.0
1.251 - 1.500	$13,939,979	121	2.78	$115,206	5.768	298.10	707	83.2
1.501 - 1.750	$12,596,687	147	2.51	$85,692	6.067	297.44	693	81.7
1.751 - 2.000	$30,814,529	462	6.14	$66,698	6.331	297.88	723	87.5
2.001 - 2.250	$28,323,098	381	5.64	$74,339	6.671	297.38	713	89.0
2.251 - 2.500	$68,510,467	865	13.26	$76,891	6.911	297.91	734	93.6
2.501 - 2.750	$38,207,628	443	7.61	$86,247	7.168	297.56	711	91.2
2.751 - 3.000	$25,446,017	349	5.07	$72,911	7.360	297.83	670	90.8
3.001 - 3.250	$5,966,859	72	1.19	$82,873	7.398	297.83	689	91.9
3.251 - 3.500	$58,914,051	740	11.74	$79,614	7.951	297.75	715	98.2
3.501 - 3.750	$10,853,888	124	2.16	$87,531	8.000	296.94	704	94.1
3.751 - 4.000	$8,934,054	87	1.78	$102,690	8.373	297.70	719	96.0
4.001 - 4.250	$6,466,306	76	1.29	$85,083	8.621	298.00	695	93.5
4.251 - 4.500	$5,884,018	75	1.17	$78,454	8.843	298.08	680	96.2
4.501 - 4.750	$2,070,021	29	0.41	$71,380	8.800	298.00	691	97.5
4.751 - 5.000	$1,737,495	23	0.35	$75,543	9.457	297.87	676	96.6
5.001 - 5.250	$766,165	13	0.15	$58,936	9.686	298.17	683	90.9
5.251 - 5.500	$346,864	7	0.07	$49,552	9.980	297.33	668	96.1
5.501 - 5.750	$507,001	8	0.10	$63,375	10.197	297.26	675	88.0
5.751 - 6.000	$263,395	3	0.05	$87,798	10.284	299.36	643	85.2
6.001 - 6.250	$6,903,031	113	1.38	$61,089	10.399	296.99	618	84.2
6.251 - 6.500	$2,783,970	49	0.55	$56,816	10.275	297.61	591	81.3
6.501 - 6.750	$47,000	1	0.01	$47,000	11.250	300.00	569	83.8
7.001 - 7.250	$41,000	1	0.01	$41,000	11.750	300.00	620	89.8
2.064	$501,771,479	5,784	100.00	$86,752	6.493	297.93	712	87.1

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$562,765	65	0.11	$8,658	5.385	297.58	744	73.1
10.01 - 20.00	$1,991,707	85	0.40	$23,432	5.376	297.75	733	77.4
20.01 - 30.00	$4,551,613	119	0.91	$38,249	5.893	297.86	726	80.9
30.01 - 40.00	$6,200,097	132	1.24	$46,970	5.455	298.13	736	77.3

$501,771,479

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
40.01 - 50.00	$9,843,722	142	1.96	$69,322	5.452	297.85	707	73.6
50.01 - 60.00	$11,297,586	159	2.25	$71,054	5.559	297.60	721	77.3
60.01 - 70.00	$14,992,755	193	2.99	$77,683	5.761	298.38	713	80.3
70.01 - 80.00	$13,943,565	174	2.78	$80,135	5.809	298.35	710	79.9
80.01 - 90.00	$19,057,066	215	3.80	$88,638	5.631	297.79	711	79.8
90.01 - 100.00	$419,330,603	4,500	83.57	$93,185	6.661	297.92	711	88.8
	$501,771,479	5,784	100.00	$86,752	6.493	297.93	712	87.1

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.949	$248,400	1	0.05	$248,400	5.000	299.00	735	90.0
14.614	$17,030	1	0.00	$17,030	6.875	298.00	790	90.0
16.000	$3,436,828	50	0.68	$68,737	6.744	297.58	703	88.7
17.000	$24,879,811	306	4.96	$81,307	6.616	297.86	719	88.3
18.000	$463,560,616	5,264	92.38	$88,062	6.405	297.95	713	87.1
21.000	$9,628,793	162	1.92	$59,437	10.338	297.16	608	82.7
17.991	$501,771,479	5,784	100.00	$86,752	6.493	297.93	712	87.1

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$43,113	6	0.01	$7,185	6.566	297.64	677	82.0
$10,000.01 - $20,000.00	$2,104,408	133	0.42	$15,823	7.318	297.76	696	87.3
$20,000.01 - $30,000.00	$6,988,713	290	1.39	$24,099	6.952	298.19	698	88.7
$30,000.01 - $40,000.00	$12,509,765	373	2.49	$33,538	6.880	298.35	699	88.6
$40,000.01 - $50,000.00	$25,028,916	616	4.99	$40,631	6.673	298.25	704	86.5
$50,000.01 - $60,000.00	$29,480,782	556	5.88	$53,023	6.916	298.04	714	90.5
$60,000.01 - $70,000.00	$37,106,546	595	7.40	$62,364	7.076	297.39	715	92.0
$70,000.01 - $80,000.00	$42,934,156	609	8.56	$70,499	7.040	298.04	714	93.2
$80,000.01 - $90,000.00	$31,773,623	406	6.33	$78,260	7.149	297.46	713	93.5
$90,000.01 - $100,000.00	$54,102,511	653	10.78	$82,852	6.807	298.41	702	88.7
$100,000.01 - $125,000.00	$37,109,203	357	7.40	$103,947	6.735	297.98	710	90.8
$125,000.01 - $150,000.00	$55,253,234	471	11.01	$117,310	6.397	297.61	703	84.7
$150,000.01 - $175,000.00	$15,226,769	104	3.03	$146,411	6.273	297.91	712	87.8
$175,000.01 - $200,000.00	$25,226,768	164	5.03	$153,822	6.101	298.07	714	82.1
$200,000.01 - $225,000.00	$10,413,599	58	2.08	$179,545	5.980	297.52	710	85.8
$225,000.01 - $250,000.00	$19,262,143	107	3.84	$180,020	5.932	299.07	721	83.5
$250,000.01 - $275,000.00	$9,600,572	43	1.91	$223,269	6.023	297.57	709	84.6
$275,000.01 - $300,000.00	$13,092,427	60	2.61	$218,207	5.315	297.45	714	78.4
$300,000.01 - $325,000.00	$4,886,288	20	0.97	$244,314	6.346	297.60	709	85.8
$325,000.01 - $350,000.00	$4,668,128	19	0.93	$245,691	5.656	297.36	745	81.8
$350,000.01 - $375,000.00	$4,623,259	14	0.92	$330,233	5.857	298.05	730	87.3
$375,000.01 - $400,000.00	$4,627,296	16	0.92	$289,206	5.665	297.82	728	78.6

$501,771,479

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$400,000.01 - $425,000.00	$2,856,468	10	0.57	$285,647	5.326	298.40	734	84.8
$425,000.01 - $450,000.00	$6,103,328	16	1.22	$381,458	5.599	297.88	737	85.4
$450,000.01 - $475,000.00	$1,064,958	3	0.21	$354,986	6.227	298.00	681	81.1
$475,000.01 - $500,000.00	$9,753,539	30	1.94	$325,118	5.539	297.56	728	72.0
$500,000.01 - $525,000.00	$1,537,750	3	0.31	$512,583	6.521	299.00	723	88.2
$525,000.01 - $550,000.00	$904,174	2	0.18	$452,087	6.147	298.39	736	78.1
$550,000.01 - $575,000.00	$1,708,000	3	0.34	$569,333	5.908	298.33	701	81.9
$575,000.01 - $600,000.00	$1,370,845	4	0.27	$342,711	4.869	296.85	704	81.9
$600,000.01 - $625,000.00	$1,211,500	2	0.24	$605,750	8.499	298.50	731	92.6
$625,000.01 - $650,000.00	$1,903,250	3	0.38	$634,417	4.917	299.00	731	79.5
$650,000.01 - $675,000.00	$1,258,000	2	0.25	$629,000	5.715	299.00	748	71.3
$675,000.01 - $700,000.00	$2,854,004	5	0.57	$570,801	5.723	298.66	738	82.3
$700,000.01 - $725,000.00	$956,928	2	0.19	$478,464	6.017	298.00	721	95.3
$725,000.01 - $750,000.00	$740,000	1	0.15	$740,000	8.375	299.00	739	100.0
$750,000.01 - $775,000.00	$765,179	1	0.15	$765,179	6.500	299.00	652	70.0
$850,000.01 - $875,000.00	$1,713,922	2	0.34	$856,961	4.500	297.01	747	82.9
$875,000.01 - $900,000.00	$927,012	2	0.18	$463,506	4.570	298.95	704	79.2
$925,000.01 - $950,000.00	$950,000	1	0.19	$950,000	5.875	299.00	674	81.3
$950,000.01 - $975,000.00	$1,918,300	2	0.38	$959,150	6.070	298.00	725	75.0
$975,000.01 - $1,000,000.00	$6,000,640	10	1.20	$600,064	5.648	297.20	719	71.7
> $1,000,000.00	$9,211,466	10	1.84	$921,147	4.702	297.15	717	77.3
	$501,771,479	5,784	100.00	$86,752	6.493	297.93	712	87.1

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Second	$501,771,479	5,784	100.00	$86,752	6.493	297.93	712	87.1
	$501,771,479	5,784	100.00	$86,752	6.493	297.93	712	87.1

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$501,771,479	5,784	100.00	$86,752	6.493	297.93	712	87.1
	$501,771,479	5,784	100.00	$86,752	6.493	297.93	712	87.1

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2003	$9,391,344	97	1.87	$96,818	6.113	299.27	711	91.0
2004	$492,380,135	5,687	98.13	$86,580	6.500	297.91	712	87.0
	$501,771,479	5,784	100.00	$86,752	6.493	297.93	712	87.1